[redacted]

SEC 10027425 ISSION

BB 3/1

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OIEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 W. TORRANCE BOULEVARD
(No. and Street)

REDONDO BEACH	CA	90277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES D. OIEN (310) 798-2825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACKERMAN, MATTHEW, FIBER & WAINBERG
(Name – *if individual, state last, first, middle name*)

1180 S. BEVERLY DRIVE #500	LOS ANGELES	CA	90035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles D. Oien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oien Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of CA }

On 2/17/10 before me, Sandra Ferrer Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Charles D. Oien
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity~~(ies)~~, and that by his/her/their signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

SANDRA FERRER
Commission # 1784561
Notary Public - California
Los Angeles County
My Comm. Expires Dec 11, 2011

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: Sandra Ferrer
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ____________ Number of Pages: 2

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
- ☐ Corporate Officer — Title(s): ____________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ____________
- ☐ Corporate Officer — Title(s): ____________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oien Securities, Inc.
127 Torrance Blvd., Suite 100
Redondo Beach, California 90277

We have audited the accompanying statement of financial condition of Oien Securities, Inc. as of December 31, 2009 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Oien Securities, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber + Wainberg

February 22, 2010

OIEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS		
Cash and Equivalents	$ 15,350	
Due From Clearing Broker	61,473	
Deposit with Clearing Broker		
Cash and Cash Equivalents	43,244	
Investment Securities at Amortized Cost	1,015,923	
Accrued Interest Receivable on Investment Securities	17,528	
Prepaid Expenses	10,599	
Total Current Assets		$1,164,117
FIXED ASSETS		
Automobile	66,777	
Office Furniture and Equipment	30,584	
Less: Accumulated Depreciation	(45,278)	
Total Fixed Assets		52,083
OTHER ASSETS		
Security Deposit		1,210
Total Assets		$1,217,410

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses		$ 30,862
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 10,000 shares, Issued and Outstanding 1,000 shares	$ 10,000	
Paid in Capital	540,793	
Retained Earnings	635,755	
Total Stockholder's Equity		1,186,548
Total Liabilities and Stockholder's Equity		$1,217,410

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED December 31, 2009

REVENUES		
Brokerage Revenues		$1,101,829
Dividend and Interest Income		86,043
TOTAL REVENUES		$1,187,872
EXPENSES		
Salaries	$437,500	
Broker Clearance Costs	276,327	
Quotation Expenses	242,161	
Rent and Utilities	50,236	
Floor Brokerage	23,404	
Travel and Auto	22,436	
Office Expense	21,608	
Professional and Advisory Fees	18,370	
Payroll Taxes	18,238	
Entertainment	18,171	
Telephone	16,695	
Insurance	15,335	
Depreciation	13,100	
Regulatory Fees	3,394	
Charitable Contributions	1,750	
Taxes & Licenses	811	
Total Expenses		1,179,536
Income Before Provision for Income Taxes		8,336
Provision for Franchise Tax		800
Net Income		$ 7,536

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED December 31, 2009

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$10,000	$540,793	$1,107,219	$ 1,658,012
Net Income for the Year Ended December 31, 2009			7,536	7,536
Dividends Paid			(479,000)	(479,000)
Balance - End of Year	$10,000	$540,793	$ 635,755	$ 1,186,548

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

OIEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 2009

INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 7,536
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:	
Items Not Requiring Cash	
Depreciation	13,100
NET CHANGES IN ASSETS AND LIABILITIES	
Decrease in Due From Clearing Brokers	10,351
Decrease in Deposits with Clearing Brokers	114,300
Increase in Estimated Franchise Tax	(9,200)
Decrease in Prepaid Expenses	28
Decrease in Accrued Interest Receivable	306
Increase in Accounts Payable and Accrued Expenses	10,677
NET CASH PROVIDED BY OPERATING ACTIVITIES	147,098
FINANCING ACTIVITIES - Dividends Paid to Shareholder	(479,000)
Net Decrease in Cash and Cash Equivalent	(331,902)
Balance, January 1, 2009	347,252
Balance, December 31, 2009	$ 15,350

Supplemental Information:

Franchise Taxes Paid	$13,579
Interest Expense	$ 64

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY

The Company is a FINRA licensed broker-dealer. Its customers are all financial institutions and all trades are done on a riskless principal or agency basis. All securities transactions and related brokerage and clearing costs are recorded on a trade date basis.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Equipment and furniture is stated at cost. The Company provides for depreciation over the useful life of three to five years, using both accelerated and straight line method of depreciation.

INCOME TAXES

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and the corresponding provisions of the California Revenue and Taxation code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. For California purposes, the Company pays a franchise tax at the rate of 1.5% of its taxable income. The shareholder is liable for individual federal and California income taxes on his share of the Company's taxable income respectively.

2. **CONCENTRATIONS OF CREDIT RISKS**

Financial instruments which potentially subject the company to concentrations of credit risk are primarily cash amounts due from clearing brokers and deposits held by the clearing broker. The company uses one broker for maintaining its clearance account which also holds the deposit. The value of cash and securities held by the broker exceed the mandated coverage provided by SIPC funded by broker/dealers.

3. **DEPOSIT WITH CLEARING BROKER**

The company is required to maintain a deposit with it's clearing broker. The deposit held by the clearing broker consists of the following at December 31, 2009:

Cash and Cash Equivalents	$ 43,244
Corporate and State of California municipal bonds with maturities ranging from November 10, 2018 to February 15, 2098. The Company intends to hold these securities to maturity and the amounts are shown at amortized cost.	1,015,923
Total	$1,059,167

At December 31, 2009 the aggregate fair value of the Corporate and Municipal securities was $1,200,682.

4. **LEASE COMMITMENTS:**

The Company is obligated under a lease commitment for the premises it occupies to October 31, 2010. The annual minimum cost of living increases are no less than 3%.

Minimum annual lease payments are as follows:

2010	31,741

5. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $978,163 which was $878,163 in excess of its required net capital of $100,000. Its ratio for aggregate indebtedness to net capital was .03 to 1.

OIEN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$1,186,548	$1,363,324	$(176,776)
Non-Allowable Assets and Deductions	81,420	80,554	866
Haircuts, normal	101,262	162,762	(61,500)
Concentration Haircuts	25,703	21,635	4,068
Net Capital	978,163	1,098,373	(120,210)
Required Net Capital	100,000	100,000	0
Excess Net Capital	$ 878,163	$ 998,373	$(120,210)
Aggregate Indebtedness	$ 30,862	$ 55,208	$ (24,346)
Percent of Aggregate Indebtedness to Net Capital	3.16%	5.03%	

Principal differences in the net capital computations are due to accruals and adjustments made during the examination.

OIEN SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2009

<u>Supplementary Schedule 2</u>

The company operates on a fully dislosed basis with Goldman, Sachs.

Goldman, Sachs confirms directly to customers and is responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the reserve requirements under Rule 15c3-3(k)(2)(ii).

OIEN SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2009

Supplementary Schedule 3

The Company operates on a fully disclosed basis and promptly forwards all securities received to the clearing broker, Goldman Sachs thereby exempting Oien Securities, Inc. from Rule 15c3-3(k)(2)(ii) as it relates to possession and control requirements.

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2010

To the Board of Directors
Oien Securities Inc.
127 Torrance Blvd., Suite 101
Redondo Beach, CA 90277

In planning and performing our audit of the financial statements of Oien Securities Inc. for the year ended December 31, 2009 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Oien Securities Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman, Matthew, Fiber + Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Oien Securities, Inc.
127 W. Torrance Boulevard, Suite 100
Redondo Beach, CA 90277

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC - 7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Oien Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Oien Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (From SIPC- 7T). Oien Securities, Inc.'s management is responsible for the Oien Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted is accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC7T with respective cash disbursement records entries noting no differences.

2. Compared the amount reported on the audited From X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in From SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ackerman, Matthew, Fiber + Wainberg

February 22, 2010

Oien Securities, Inc.

Financial Statements

December 31, 2009